Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                         BF Acquisition Group III, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                       Universal Capital Management, Inc.
                                2601 Annand Drive
                                    Suite 16
                              Wilmington, DE 19808
                                 (302) 998-8824
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  |   |

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Universal Capital Management, Inc. (20-1568059)
-----------------------------------------------------------------------------------------------------------
Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

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SEC Use Only

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Source of Funds

      PF
-----------------------------------------------------------------------------------------------------------
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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Citizenship or Place of Organization

         Delaware

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Number of Shares           Sole Voting Power                                    75,000
Beneficially Owned
By Each Reporting
Person With
                           --------------------------------------------------------------------------------
                           Shared Voting Power                                  ________


                           --------------------------------------------------------------------------------

                           Sole Dispositive Power                               75,000

                           --------------------------------------------------------------------------------
                           Shared Dispositive Power                             ________


-----------------------------------------------------------------------------------------------------------
Aggregate Amount Beneficially      Owned by Each Reporting Person               75,000

-----------------------------------------------------------------------------------------------------------
Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                    | |
-----------------------------------------------------------------------------------------------------------
Percent of Class Represented by Amount in Row (11)                                 7.7%

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Type of Reporting Persons (See Instructions)

         CO
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

Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of BF Acquisition Group III, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4 Mill Park Court, Newark, Delaware 19713.

Item 2.           Identity and Background.

This statement is filed on behalf of Universal Capital Management, Inc. ("Universal"), a shareholder of the Issuer, which is a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Universal's address is 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.


During the last five years, Universal was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Universal was formed in Delaware.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by Universal when Universal merged with BF Acquisition Group IV, Inc. BF Acquisition Group IV, Inc. acquired the securities for cash.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference.

Depending on market conditions, general economic conditions, and other factors that Universal may deem significant to its investment decision, Universal may purchase shares of the Issuer's common stock in private transactions or may dispose of all or a portion of the shares of common stock that it currently owns or may hereafter acquire from time to time.


Item 5.           Interest in Securities of the Issuer.

Universal owns 75,000 shares of the Issuer's common stock which represented 7.7% of the Issuer's outstanding common stock at July 8, 2005. Universal has the sole power to vote and the sole power to dispose of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     July 8, 2005               /s/ William R. Colucci
                                     ---------------------------------------
                                     By:  Universal Capital Management, Inc.
                                     Name:  William R. Colucci
                                     Title: Secretary

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